

Mail Stop 4631

July 19, 2016

<u>Via E-mail</u>
Mr. Russell Devendorf
Chief Financial Officer
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

> **Re:** **WCI Communities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 1-36023**

Dear Mr. Devendorf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014, page 47
Homebuilding, page 47

1. You mention that as of December 31, 2015, approximately 4,000 owned or controlled home sites benefited from being reset to fair value during September 2009. Since your homebuilding gross margins are favorably impacted when such home sites are sold, and it does not appear that controlled sites are included in inventory, please clarify in future annual and interim filings how many of the total sites are owned.

Liquidity and Capital Resources, page 55

2.   Please revise future filings to discuss the significant provisions of your senior notes due 2021.

Off-Balance Sheet Arrangements and Contractual Obligations, page 58

3.   To help readers better understand the potential timing of cash outlays related to land option contracts and other similar contracts, please expand your disclosures in future filings to address the time periods when the aggregate purchase price for inventory subject to such arrangements will be required to be funded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction